LION INDUSTRIES CORPORATION BERHAD (415-D)

(Formerly known as Lion Land Berhad)

A Member of The Lion Group

04035144

14 May 2004

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

SUPPL

RECEIVED
2004 JUN -8 A 8:59
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad

We enclose herewith a copy of General Announcement dated 12 May 2004, Re: Extension of time for Lion Forest Industries Berhad to comply with the 25% public shareholding spread requirement for filing pursuant to exemption No. 82-3342 granted to Lion Industries Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD

WONG PHOOI LIN
Secretary

PROCESSED
JUL 06 2004
THOMSON FINANCIAL

c.c. Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

dw 7/1

Form Version 2.0

General Announcement

Reference No MM-040511-57858

	Submitting Merchant Bank (if applicable)	: **RHB Sakura Merchant Bankers Berhad**
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Lion Industries Corporation Berhad**
*	Stock name	: **LIONIND**
*	Stock code	: **4235**
*	Contact person	: **Tengku Azian Shahriman**
*	Designation	: **Senior Vice President, Head of Corporate Finance**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

Extension of time for Lion Forest Industries Berhad (formerly known as "Posim Berhad") ("LFIB") to comply with the 25% Public Shareholding Spread Requirement ("Public Spread Requirement")

* **Contents :-**

Further to the announcement on 8 October 2003 and following an application by Lion Industries Corporation Berhad ("LICB") on 27 February 2004, the Securities Commission ("SC") had by a letter dated 7 May 2004 which was received on 11 May 2004 granted LICB an extension of time to 31 December 2004 to address the shortfall in the public shareholding spread requirement of LFIB. The extension of time to 31 December 2004 granted by the SC is also in line with the extension of time granted by Bursa Malaysia Securities Berhad *(formerly known as Malaysia Securities Exchange Berhad)* to LFIB on 16 April 2004.

Shareholders of LICB and potential investors are requested to refer to the announcement dated 8 October 2003 for further details.

This announcement is dated 12 May 2004.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement: